Exhibit 99.3

Hydrogenics Corporation

Third Quarter 2013 Consolidated Interim Financial Statements and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2013	December 31 2012
Assets		As Revised (Note 2)
Current assets
Cash and cash equivalents	$12,650	$13,020
Restricted cash (note 15)	851	3,039
Trade and other receivables	4,842	5,769
Grants receivable	-	16
Inventories (note 4)	13,541	11,848
Prepaid expenses	539	915
	32,423	34,607
Non-current assets
Restricted cash (note 15)	1,143	743
Property, plant and equipment	1,596	1,399
Intangible assets	111	107
Goodwill	5,146	5,021
	7,996	7,270
Total assets	$40,419	$41,877
Liabilities
Current liabilities
Trade and other payables (note 5)	11,403	11,551
Warranty provisions (note 6)	1,254	1,252
Deferred revenue	7,109	11,706
Warrants (note 8)	1,055	1,545
	20,821	26,054
Non-current liabilities
Other non-current liabilities (note 7)	2,596	2,384
Non-current warranty provisions (note 6)	947	556
Non-current deferred revenue	7,623	8,576
Total liabilities	31,987	37,570
Equity
Share capital (note 8)	332,833	323,513
Contributed surplus	18,331	17,995
Accumulated other comprehensive loss	(722)	(999)
Deficit	(342,010)	(336,202)
Total equity	8,432	4,307
Total equity and liabilities	$40,419	$41,877

Contingencies and guarantees (notes 13 and 15)

Douglas Alexander Chairman	Don Lowry Director

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Three months ended September 30			Nine months ended September 30

	2013	2012	2013	2012
		As Revised		As Revised
Revenues	$9,236	$7,897	$31,413	$21,880
Cost of sales	6,506	6,195	22,057	17,959
Gross profit	2,730	1,702	9,356	3,921

Operating expenses
Selling, general and administrative expenses (note 9)	2,830	3,445	11,327	9,619
Research and product development expenses (note 10)	550	1,573	2,336	3,565
	3,380	5,018	13,663	13,184
Loss from operations	(650)	(3,316)	(4,307)	(9,263)

Finance income (expenses)
Interest income	18	-	25	8
Interest expense	(121)	(88)	(307)	(237)
Foreign currency gains	163	144	517	374
Foreign currency losses	(61)	(187)	(360)	(559)
Other finance gains (losses), net (note 11)	160	422	(1,376)	268
Finance income (loss), net	159	291	(1,501)	(146)

Loss before income taxes	(491)	(3,025)	(5,808)	(9,409)
Income tax expense	-	-	-	-
Loss for the period	(491)	(3,025)	(5,808)	(9,409)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	379	126	277	(101)
Other comprehensive income (loss) for the period, net of tax	379	126	277	(101)

Comprehensive loss for the period	$(112)	$(2,899)	$(5,531)	$(9,510)

Net loss per share
Basic and diluted (note 12)	$(0.05)	$(0.39)	$(0.69)	$(1.31)

Weighted average number of common shares outstanding (note 12)	8,963,599	7,688,197	8,453,973	7,253,544

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2011 As Revised (Note 2)	6,605,648	$318,016	$17,480	$(323,887)	$(884)	$10,725
Net loss	-	-	-	(9,409)	-	(9,409)
Other comprehensive loss	-	-	-	-	(101)	(101)
Total comprehensive loss	-	-	-	$(9,409)	$(101)	$(9,510)
Issuance of common shares (note 8)	1,082,250	4,848	-	-	-	4,848
Issuance of common shares on exercise of stock options (note 9)	300	3	-	-	-	3
Stock-based compensation expense (note 9)	-	-	494	-	-	494
Balance at September 30, 2012 As Revised (Note 2)	7,688,198	$322,867	$17,974	$(333,296)	$(985)	$6,560

Balance at December 31, 2012 As Revised (Note 2)	7,775,540	323,513	17,995	(336,202)	(999)	4,307
Net loss	-	-	-	(5,808)	-	(5,808)
Other comprehensive income	-	-	-	-	277	277
Total comprehensive loss	-	-	-	(5,808)	277	(5,531)
Issuance of common shares (note 8)	1,161,713	8,904	-	-	-	8,904
Issuance of common shares on exercise of stock options (note 9)	41,271	416	(150)	-	-	266
Stock-based compensation expense (note 9)	-	-	486	-	-	486
Balance at September 30, 2013 As Revised (Note 2)	8,978,524	$332,833	$18,331	$(342,010)	$(722)	$8,432

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2013	2012	2013	2012
		As Revised Note 2		As Revised Note 2
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(491)	$(3,025)	$(5,808)	$(9,409)
Decrease (Increase) in restricted cash	1,673	(324)	1,788	(1,183)
Items not affecting cash:
Amortization and depreciation	165	209	567	673
Other finance (gains) losses, net (note 11)	(160)	(422)	1,376	(268)
Unrealized foreign exchange gains	(196)	(80)	(116)	(109)
Stock-based compensation (note 9)	145	166	486	494
Portion of borrowings recorded as a reduction from research and development expenses (note 7(i))	(289)	(306)	(289)	(826)
Accreted non-cash interest (note 7)	87	77	258	204
Liabilities for compensation indexed to share price (note 17)	(10)	(28)	2,202	355
Net change in other non-cash working capital (note 17)	(1,189)	2,539	(7,612)	2,080
Cash used in operating activities	(265)	(1,194)	(7,148)	(7,989)

Investing activities
Purchase of property, plant and equipment	(187)	(62)	(725)	(370)
Purchase of intangible assets	(32)	-	(32)	(4)
Cash used in investing activities	(219)	(62)	(757)	(374)

Financing activities
Payment of post-retirement benefit liability (note 7(ii))	(26)	(27)	(75)	(77)
Payment of repayable government contributions (note 7(iii))	(88)	(36)	(338)	(224)
Proceeds of operating borrowings	525	359	1,937	1,870
Repayment of operating borrowings	-	-	(1,412)	-
Common shares issued, warrants and options exercised, net of issuance costs (note 8)	5	-	7,239	4,851
Cash provided by financing activities	416	296	7,351	6,420

Effect of exchange rate fluctuations on cash and cash equivalents held	373	193	184	79
Increase (decrease) in cash and cash equivalents during the period	305	(767)	(370)	(1,864)
Cash and cash equivalents - Beginning of period	12,345	6,688	13,020	7,785
Cash and cash equivalents - End of period	$12,650	$5,921	$12,650	$5,921

Supplemental disclosure
Income taxes paid	$-	$-	$-	$-
Interest paid	$1	$1	$5	$2

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

Note 2.  Basis of Preparation, Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

These consolidated condensed interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34.

These interim financial statements should be read in conjunction with the Corporation’s 2012 annual consolidated financial statements.

These consolidated interim financial statements were approved for issue by the Board of Directors of the Corporation on November 6, 2013.

The accounting policies applied in these consolidated interim financial statements are consistent with those disclosed in Note 2 to the annual consolidated financial statements for the year ended December 31, 2012, except as described below:

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control.

The Corporation adopted IFRS 10 effective January 1, 2013. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Corporation adopted IFRS 11 effective January 1, 2013. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 11 was not applicable as the Company does not have any joint arrangements as at January 1, 2013 or September 30, 2013.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

The Corporation adopted IFRS 12 effective January 1, 2013. The Company assessed its disclosure on January 1, 2013 and determined that the adoption of IFRS 12 did not result in any change in the disclosures for the Company.

IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Corporation adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

IAS 1, Presentation of Items of Other Comprehensive Income

The Corporation has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Corporation to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Corporation has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 19, Employee Benefits

IAS 19, Employee Benefits has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and to enhance the disclosure of all employee benefits. Hydrogenics has adopted IAS 19, Employee Benefits as of January 1, 2013.

IAS 19 requires the net defined benefit liability to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Re-measurements consisting of actuarial gains and losses are recognized in other comprehensive income and deficit, without subsequent reclassification to net income. Whereas the Corporation previously recognized re-measurements in net loss, re-measurements are now required to be recognized in other comprehensive income and then immediately in deficit.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to recognize re-measurements consisting of actuarial gains and losses in other comprehensive income and deficit. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to the consolidated interim statements of operations and comprehensive loss:

	Nine months ended September 30		Year ended December 31
	2013	2012	2012
		As Revised	As Revised
Comprehensive loss for the period before accounting change	$(5,531)	$(9,510)	$(12,430)
Increase in other comprehensive loss for re-measurements of post-employment benefit liabilities	-	-	241
Increase in net loss	-	-	(241)
Comprehensive loss after accounting change	$(5,531)	$(9,510)	$(12,430)
Net loss per share after accounting change	$(0.69)	$(1.31)	$(1.72)

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions, and the post-retirement benefit liability.

The significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2012 and the notes thereto.

The Corporation estimates the total project expenditures expected to be incurred before the project completion date when valuing its long-term debt (Note 7) related to any new disbursements or estimating the timing of cash flows relating to the existing liability. This estimate impacts the amount of the loan that will be subject to accelerated repayment as described in Note 7 and it is considered to be a significant estimate. As at September 30, 2013, the Corporation estimates that it will incur sufficient expenditures before the project completion date such that accelerated repayment will not impact the timing of repayment of the amounts drawn to date.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Out of period adjustments

In connection with the preparation of the Corporation’s consolidated financial statements for the three and six months ended June 30, 2013, the company identified, recorded, and disclosed adjustments with the effect of decreasing net losses amounting to $168 in the three months ended June 30, 2013 and $473 in the six months ended June 30, 2013, related to prior period corrections. In connection with the preparation of the Corporation’s consolidated financial statements for the three and nine months ended September 30, 2013, additional adjustments were identified relating to prior periods. The out of period errors identified relate to several items that are individually immaterial and the impact on each financial statement line is summarized in the tables below.

The Corporation assessed the errors and concluded that the related amounts were not material to any of its previously issued financial statements and are not expected to be material to the 2013 results, either individually or in the aggregate.  However, the Corporation elected to revise its previously issued consolidated financial statements to correct the effect of this error.  This non-cash revision does not impact cash flows for any prior period. All adjustments relate to the OSG Segment.

The following tables present the effect of this correction on the Corporation’s Consolidation Statements of Operations and Comprehensive loss and Consolidated Statements of Cash Flow:

	For the three months ended March 31, 2013
	As previously reported	Adjustment	As revised
(unaudited)
Revenue	$12,312	$79	$12,391
Cost of sales	8,770	(255)	8,515
Research and product development expenses	938	(78)	860
Net loss	1,551	(412)	1,139
Net loss per share	$(0.20)	$(0.05)	$(0.15)

	For the three months ended June 30, 2013				For the six months ended June 30, 2013
	As previously reported	Adjustment	As revised		As previously reported	Adjustment	As revised
(unaudited)
Revenue	$9,771	$15		$9,786	$22,083	$94	$22,177
Cost of sales	7,205	(168)		7,037	15,975	(425)	15,550
Research and product development expenses	1,080	(154)		926	2,018	(232)	1,786
Net loss	4,516	(338)		4,178	6,067	(749)	5,318
Net loss per share	(0.53)	(0.04)		(0.49)	(0.74)	(0.09)	(0.65)
Purchase of property, plant and equipment	$(220)	$(129)	$	(349)	$(409)	$(129)	$(538)

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	For the year ended December 31, 2012			For the year ended December 31, 2011
	As previously reported	Adjustment	As revised	As previously reported		Adjustment	As revised
(unaudited)
Revenue	$(31,806)	$109	$(31,697)	$	(23,832)	$(86)	$(23,918)
Cost of sales	26,561	(113)	26,448		18,344	7	18,351
Research and product development expenses	4,606	(154)	4,452		2,934	-	2,934
Selling, general and administrative	12,751	35	12,786		11,740	(47)	11,693
Net loss	12,679	(123)	12,556		9,788	(126)	9,662
Net loss per share	$(1.72)	$0.01	$(1.71)		$(1.58)	$(0.02)	$(1.60)

The following tables present the effect of this correction on the Corporation’s Consolidated Balance Sheet:

	For the year ended December 31, 2012			For the year ended December 31, 2011
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
(unaudited)
Trade and other receivables	$5,615	$154	$5,769	$4,151	-	$4,151
Inventory	12,213	(365)	11,848	9,315	$(145)	9,170
Current deferred revenue	(11,597)	(109)	(11,706)	(5,061)	-	(5,061)
Trade and other payables	(11,946)	395	(11,551)	(9,986)	50	(9,936)
Contributed surplus	(17,995)	-	(17,995)	(17,480)	(47)	17,527
Deficit	$336,277	$(75)	$336,202	$323,839	$48	$323,887

In 2012, this correction had the effect of decreasing cost of sales by $43 and decreasing net loss by $48 for the three months ended September 30, 2012. For the nine months ended September 30, 2012 this correction had the effect of increasing cost of sales by $14 and increasing net loss by $9.

The net impact of the revision to shareholder’s equity as of December 31, 2010 was a net increase of $174.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 3. Accounting Standards Issued But Not Yet Applied

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2012, except for those standards and amendments adopted as at January 1, 2013 as described in Note 2.

Note 4. Inventories

	September 30 2013	December 31 2012
		As Revised
Raw materials	$6,874	$5,782
Work-in-progress	6,091	4,863
Finished goods	576	1,203
	$13,541	$11,848

During the nine months ended September 30, 2013, the Corporation recorded inventory obsolescence provisions as follows:

	Nine months ended September 30
	2013	2012
At January 1	$1,266	$1,226
Write downs during the period, net of recoveries	(72)	110
Foreign exchange revaluation	19	(43)
At September 30	$1,213	$1,293

Previously recorded inventory obsolescence provisions were reversed as a result of subsequent recoveries in net realizable value.

Note 5. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	September 30 2013	December 31 2012
		As Revised
Liabilities for compensation indexed to share price	$3,909	$1,700
Trade accounts payable	2,794	5,285
Accrued payroll and related compensation	2,205	2,048
Supplier accruals	1,262	906
Current portion of repayable government contributions	150	453
Accrued professional fees	163	195
Current portion of post-retirement benefit liability	96	100
Other	824	864
	$11,403	$11,551

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 6. Warranty Provisions

Changes in the Corporation’s aggregate warranty provision are as follows:

	Nine months ended September 30
	2013	2012
At January 1	$1,808	$1,654
Additional provisions	1,297	990
Utilized during the period	(498)	(327)
Unused amounts reversed	(442)	(527)
Foreign exchange revaluation	36	(7)
At September 30	$2,201	$1,783

	September 30 2013	December 31 2012
Current provision	$1,254	$1,252
Long term provision	947	556
Total provision	$2,201	$1,808

Note 7. Other Non-current Liabilities

Other non-current liabilities are as follows:

	September 30 2013	December 31 2012
Long-term debt (i)	$1,639	$1,288
Non-current post-retirement benefit liability (ii)	330	418
Non-current repayable government contributions (iii)	627	678
	$2,596	$2,384

(i)	Long-term debt

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events. As of September 30, 2013 the full amount of CA$6,000 may be drawn upon as the conditions have been met for all draw downs of the loan.

The maturity date of the loan is December 2021, ten years from the date of the first disbursement in December 2011. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, namely; the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected, however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The change in carrying value of this liability for the nine months ended September 30 was as follows:

	Nine months ended September 30
	2013	2012
At January 1	$1,288	$499
Draw downs during the period	236	536
Interest accretion during the period	157	83
Foreign exchange revaluation	(42)	28
At September 30	$1,639	$1,146

During the three and nine months ended September 30, 2013, the Corporation drew down CA$545 and CA$545 respectively (September 30, 2012 – CA$498 and CA$1,364).

(ii)	Post-retirement benefit liability

The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.

The present value of the unfunded obligation recognized in the consolidated interim balance sheets at September 30, 2013, including the current portion, is $426 (December 31, 2012 - $518).

(iii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly installments which commenced in January 2011 and will continue until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The change in carrying value of this liability for the nine months ended September 30 was as follows:

	Nine months ended September 30
	2013	2012
At January 1	$1,130	$1,139
Repayments during the period	(333)	(188)
Interest accretion during the period	101	80
Foreign exchange revaluation	(57)	(1)
Fair value (gain) loss	(64)	136
At September 30	$777	$1,166

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

The values of the liability as at September 30, 2013 and December 31, 2012 were $777 and $1,130, of which the current portions of $150 and $453 were included in trade and other payables, respectively. The company has paid CA$488 to date under the 3% contingent payment provisions described above. Maximum additional contingent payments amount to CA$312. The company has estimated further contingent payments of CA$nil as at September 30, 2013.

Note 8. Share Capital

	September 30, 2013		September 30, 2012
Common shares	Number	Amount	Number	Amount
Balance at December 31, 2012	7,775,540	$323,513	6,605,648	$318,016
Share Offering	891,250	6,145	1,082,250	4,848
Warrants exercised	270,463	2,759	-	-
Stock options exercised (note 9)	41,271	416	300	3
Balance at September 30, 2013	8,978,524	$332,833	7,688,198	$322,867

Common Share issuance

On April 30, 2013 the Company entered into an underwriting agreement with Roth Capital to issue 775,000 common shares of the Company at an issue price of $7.75 per share. Roth Capital also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Agreement with Enbridge Inc.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage. The Corporation incurred issuance costs of $190 in connection with common shares issued under the Subscription Agreement.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

Registered direct offering of Warrants

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of a subsequent investment by a strategic investor on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as assumptions relating to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote. The fair values of the warrants are classified as Level 3 of the fair value hierarchy.

Key assumptions included the following:

	September 30, 2013		December 31, 2012
	Series A	Series B	Series A	Series B
Market price of common shares	n/a	$12.68	$6.77	$6.77
Risk-free interest rate	n/a	1.19%	1.14%	1.14%
Term to maturity	n/a	1.8 years	2 years	2.5 years
Volatility	n/a	60%	62%	61%
Fair Value of warrants	n/a	$9.20	$3.75	$3.89

The Series A warrants were fully exercised in the period.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Corporation has included the warrants within liabilities at the date of issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941.

The outstanding warrants during the nine months ended September 30, 2013 was as follows:

	September 30, 2013		September 30, 2012
	Series A	Series B	Series A	Series B
At January 1	141,856	260,646	224,356	260,646
Exercised	(141,856)	(145,961)	-	-
September 30	-	114,685	224,356	260,646

Cash proceeds on the warrants exercise amounted to $828 (September 30, 2012 – $Nil) during the nine months ended September 30, 2013.

The change in fair value of outstanding warrants during the nine months ended September 30, 2013 was as follows:

	Nine months ended September 30
	2013	2012
At January 1	$1,545	$1,525
Fair value of warrants exercised during the period	(1,365)	-
Fair value (gain) loss upon revaluation	875	(334)
At September 30	$1,055	$1,191

Fair value gains and losses upon revaluation of warrants are included in other finance gains (losses), net of income tax expense.

Note 9. Share-Based Payments

Stock option plan
Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

A summary of the Corporation’s employee stock option plan activity of the nine months ended September 30 is as follows:

	2013		2012
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of period	526,519	9.71	350,936	16.69
Granted	30,000	8.10	182,510	3.72
Exercised	(41,271)	6.73	(5,143)	4.98
Expired	(2,583)	142.52	(9,715)	192.67
Outstanding, end of period	512,665	8.17	518,588	8.94

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30 2013
Risk-free interest rate (%)	1.39%
Expected volatility (%)	69%
Expected life (in years)	5.5
Expected dividends	$nil
Fair Value of options (weighted average)	$4.71

Expected volatility was determined using the stock historical volatility for the 5.5 years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense related to the stock options of $101 and $355 for the three and nine months ended September 30, 2013 is included in selling, general and administrative expenses (September 30, 2012 - $135 and $442). Proceeds on the exercise of options amounted to $266 for the nine months ended September 30, 2013 (September 30, 2012 – $3).

Deferred Share Units (“DSUs”)

	September 30, 2013		September 30, 2012
DSU continuity schedule:	Number	Amount	Number	Amount
Balance at December 31	124,085	$842	108,909	$558
DSU forfeitures	(805)	-	-	-
DSU compensation expense	6,235	67	11,973	65
DSU fair value adjustments	n/a	813	n/a	32
Balance at September 30	129,515	$1,722	120,882	$655

The Corporation recognized a compensation expense associated with DSUs issued of $880 for the nine months ended September 30, 2013 (September 30, 2012 - $97). The portion relating to compensation expense for the nine months ended September 30, 2013 totaled $67 (September 30, 2012 - $65), and the portion related to fair value adjustments totaled $813 (September 30, 2012- $32). The liability amount of $1,722 (December 31, 2012 - $842) is included in trade and other payables. DSUs issued  vest immediately on the date of issuance.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Restricted Share Units (“RSUs”)

	September 30, 2013		September 30, 2012
RSU continuity schedule:	Number	Amount	Number	Amount
Balance at December 31	189,694	$859	233,230	$531
RSU compensation expense	n/a	445	n/a	172
RSU fair value adjustments	n/a	883	n/a	74
Balance at September 30	189,694	$2,187	233,230	$777

During the nine months ended September 30, 2013, the Corporation recognized a compensation expense of $1,328 (September 30, 2012 - $246) associated with RSUs issued under the Hydrogenics Omnibus Incentive Plan and the former RSU plan. The portion relating to compensation expense for the nine months ended September 30, 2013 totaled $445 (September 30, 2012 - $172), and the portion related to fair value adjustments totaled $883 (September 30, 2012- $74). The liability amount of $2,187 (December 31, 2012 - $859) is included in trade and other payables.

Performance Share Units (“PSUs”)

	September 30
PSU continuity schedule:	2013	2012
Balance at December 31	148,320	132,162
PSUs issued	6,173	-
PSUs forfeited	-	-
Balance at September 30	154,493	132,162

During the nine months ended September 30, 2013, the Corporation recognized a stock-based compensation expense associated with PSUs issued under the Hydrogenics Omnibus Incentive Plan of $131 (September 30, 2012 - $52), with the offsetting increase to contributed surplus.

Note 10. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and nine months ended September 30, 2013 and 2012, research and product development expenses and non-repayable program funding, which have been received, or are to be received, are as follows:

	Three months ended September 30
	2013	2012
Research and product development expenses	$1,251	$2,063
Government research and product development funding	(701)	(490)
	$550	$1,573

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30
	2013	2012
Research and product development expenses	$3,880	$4,485
Government research and product development funding	(1,544)	(920)
	$2,336	$3,565

Note 11. Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

	Three months ended September 30
	2013	2012
(Loss) gain from change in fair value of exercised warrants (note 8)	$34	$-
(Loss) gain from change in fair value of outstanding warrants (note 8)	142	352
(Loss) gain from change in net present value of repayable government contribution (note 7)	(16)	70
	$160	$422

	Nine months ended September 30
	2013	2012
(Loss) gain from change in fair value of exercised warrants (note 8)	$(566)	$-
(Loss) gain from change in fair value of outstanding warrants (note 8)	(875)	334
(Loss) gain from change in net present value of repayable government contribution (note 7)	65	(66)
	$(1,376)	$268

Note 12.  Net Loss Per Share

For the three and nine months ended September 30, 2013, the weighted average number of common shares outstanding was 8,963,599 and 8,453,973 respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 13. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Note 14. Lines of Credit and Other Loan Facilities

Operating lines of credit

At September 30, 2013 the Corporation had entered into operating lines of credit for up to 7,900 Euros, or the US equivalent of $10,674 (December 31, 2012 - $10,416).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7,900 Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 750 Euro, provided that sufficient room exists under the overall facility limit of 7,900 Euro. The Borrower may also borrow up to 1,250 Euro for general business purposes, provided sufficient limit exists under the overall facility limit of 7,900 Euro. At September 30, 2013, 2,883 Euro of standby letters of credit and letters of guarantee are outstanding. No amount has been drawn upon the operating line of credit. At September 30, 2013, the Corporation had availability of 5,017 Euro or the US equivalent of $6,778 (December 31, 2012 - $2,197).

The credit facility bears interest on cash borrowings at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 Euro first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets.

Within the Power Systems business segment, the parent and subsidiary corporations have an additional $1,836 (December 31, 2012 - $873) of available operating lines of credit, for which $1,836 is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At September 30, 2013, the Corporation had availability of $nil (December 31, 2012 - $nil).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Refer to Note 7 for further details.

The Corporation drew CA$545 on the loan during the nine months ended September 30, 2013. During 2011 and 2012, the Corporation drew CA$3,127 for a total of CA$3,672. The remaining CA$2,328 remains undrawn at September 30, 2013. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At September 30, 2013, the Corporation was in compliance with these covenants.

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 15.  Guarantees

At September 30, 2013, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions totaling $5,731 (December 31, 2012 - $9,092), with expiry dates extending to August 2017. The Corporation has restricted cash totaling $1,994 as partial security for these standby letters of credit and letters of guarantee, with $1,558 restricted in Hydrogenics Europe NV, $194 restricted in Hydrogenics Corporation, and $242 restricted within the German entity included in the Power Systems business segment. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts. The Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn upon.

Note 16. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totaled $24 and $190 respectively in the three and nine month periods ended September 30, 2013 (September 30, 2012 - $37 and $82). At September 30, 2013, the Corporation has an accounts payable balance due to this related party of $12 (December 31, 2012 - $114).

As a result of CommScope’s investments in the Corporation, CommScope is also a related party. Revenues from this related party for Power System products were $62 and $3,957 respectively for the three and nine months ended September 30, 2013 (September 30, 2012 - $8 and $326).  At September 30, 2013, the Corporation has an accounts receivable balance from this related party of $94 (December 31, 2012 - $6). Billings from this related party for product were $nil and $nil for the three and nine months ended September 30, 2013 (September 30, 2012 - $nil and $8).  At September 30, 2013, the Corporation has an accounts payable balance to this related party of $nil (December 31, 2012 - $nil).

All related party transactions noted above involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Note 17.  Consolidated Interim Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	Three months ended September 30
	2013	2012
		As Revised
Decrease (increase) in current assets
Trade and other receivables	$(1,036)	$108
Grants receivable	-	(17)
Inventories	(1,259)	(1,026)
Prepaid expenses	150	184
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	421	1,902
Deferred revenue	535	1,388
Subtotal	(1,189)	2,539
Liabilities for compensation indexed to share price	(10)	(28)
	(1,199)	2,511

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30
	2013	2012
		As Revised
Decrease (increase) in current assets
Trade and other receivables	$638	$779
Grants receivable	17	90
Inventories	(1,693)	(1,894)
Prepaid expenses	376	296
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(1,696)	1,031
Deferred revenue	(5,254)	1,778
Subtotal	(7,612)	2,080
Liabilities for compensation indexed to share price	2,202	355
	(5,410)	2,435

Note 18.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three and nine months ended September 30, 2013 and September 30, 2012 is as follows:

	Three months ended September 30, 2013
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$5,820	$3,416	$-	$9,236
Intersegment revenue	-	-	-	-
Gross profit	492	2,238	-	2,730
Selling, general and administrative expenses	637	1,091	1,102	2,830
Research and product development expenses	187	356	7	550
Other finance gains, net	-	-	160	160
Interest income	-	-	18	18
Interest expense	-	-	121	121
Segment gain (loss) (i)	(331)	792	(952)	(491)

Consolidated Interim Balance Sheet:
Total segment assets	22,235	9,657	8,527	40,419
Total segment liabilities (current and non-current)	11,435	16,823	3,953	31,987

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30, 2012
	As Revised
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$7,517	$380	$-	$7,897
Intersegment revenue	-	-	-	-
Gross profit	1,597	105	-	1,702
Selling, general and administrative expenses	777	1,235	1,433	3,445
Research and product development expenses	162	1,409	2	1,573
Other finance gains, net	-	-	422	422
Interest income	-	-	-	-
Interest expense	-	-	(88)	(88)
Segment loss (i)	655	(2,540)	(1,140)	(3,025)

Consolidated Interim Balance Sheet:
Total segment assets	22,746	4,504	3,590	30,840
Total segment liabilities (current and non-current)	14,842	7,849	1,483	24,174

	Nine months ended September 30, 2013
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$17,130	$14,283	$-	$31,413
Intersegment revenue	8	38	-	46
Gross profit	2,455	6,901	-	9,356
Selling, general and administrative expenses	2,250	3,427	5,650	11,327
Research and product development expenses	601	1,710	25	2,336
Other finance losses, net	-	-	1,376	1,376
Interest income	-	-	25	25
Interest expense	-	-	307	307
Segment gain (loss) (i)	(396)	1,763	(7,175)	(5,808)

	Nine months ended September 30, 2012
	As Revised
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$20,140	$1,740	$-	$21,880
Intersegment revenue	464	18	-	482
Gross profit	3,620	301	-	3,921
Selling, general and administrative expenses	2,441	2,888	4,290	9,619
Research and product development expenses	570	2,980	15	3,565
Other finance losses, net	-	-	268	268
Interest income	-	-	8	8
Interest expense	-	-	(237)	(237)
Segment gain (loss) (i)	609	(5,568)	(4,450)	(9,409)

Third Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

(i) Segment gain (loss) includes directly attributable selling, general and administrative expenses, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets and is consistent with the Corporation’s computation of income (loss) before income tax expense.

Goodwill relating to the Corporation’s OnSite Generation segment at September 30, 2013 was $5,146 (December 31, 2012 - $5,021). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Note 19. Risk Management Arising From Financial Instruments – Fair Value

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the warrants are estimated using a binomial pricing model which relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility (i.e. Level 3 of the fair value hierarchy) as well as assumptions related to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The Corporation has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the nine months ended September 30, 2013.

Third Quarter 2013 Consolidated Interim Financial Statements